April 18, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Dale Welcome

Jean Yu

Re: Worthington Enterprises, Inc.

Form 10-K for Fiscal Year Ended May 31, 2023

Forms 8-K filed September 27, 2023 and December 19, 2023

File No. 001-08399

Dear Mr. Welcome and Ms. Yu:

This letter is being submitted in response to the comment letter dated March 1, 2024 and received on April 3, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to Joe Hayek, Executive Vice President, Chief Financial and Operations Officer of Worthington Enterprises, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended May 31, 2023

Consolidated Financial Statements

Note P - Segment Data, page 80

1.
We refer to your tables which present summarized financial information for your reportable segments. Please revise your future filings to reconcile consolidated Adjusted EBIT to your consolidated earnings before income taxes and discontinued operations. Refer to ASC 280-10-50-30(b) and ASC 280-10-50-32(f) for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and notes that in its Form 10-Q for the period ended November 30, 2023, a reconciliation from adjusted EBIT to consolidated net earnings attributable to controlling interest was provided in the Results of Operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The Company further advises the Staff that beginning in the third quarter of its current fiscal year (the first quarterly period following the separation of the Company's former steel processing business), the Company's chief operating decision maker changed the measure by which segment profit is assessed from adjusted EBIT to adjusted EBITDA. In conjunction with this change, the Company's non-GAAP reporting and disclosure was enhanced in our Form 10-Q for the period ending February 29, 2024. This included a cross-reference in the segment footnote disclosure (Note O – Segment Operations) to the reconciliation of net earnings from continuing operations to consolidated adjusted EBITDA included in the MD&A. We believe net earnings from continuing operations is the most comparable GAAP measure because it excludes earnings from discontinued operations, which is consistent with how we are measured by analysts and with the GAAP measures we report to investors. Furthermore, our consolidated net sales, which drive both our GAAP and non-GAAP margin metrics, exclude the net sales associated with our discontinued operations. Therefore, including the net earnings of our discontinued operations in our most directly comparable GAAP measure would artificially inflate our GAAP net earnings margin. In future periods, the Company will enhance its segment footnote disclosures to include a reconciliation of consolidated adjusted EBITDA to net earnings from continuing operations accompanied by a breakdown of adjusted EBITDA by segment. The Company expects that this will be substantially similar to the reconciliation included in Appendix A, which has been illustratively amended for the Staff’s reference.

Forms 8-K filed September 27, 2023, and December 19, 2023

Exhibit 99.1

Non-GAAP Financial Measures / Supplemental Data

We refer to your table which presents analyses of segment results. Please revise your future filings to address the following items.

•
To the extent your earnings release presents consolidated Adjusted EBIT and consolidated Adjusted EBITDA, please reconcile these non-GAAP measures to net income, the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 103.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, to the extent presented, adjusted EBIT and adjusted EBITDA will be reconciled to net earnings from continuing operations, as discussed above, in future periodic filings, in a manner consistent with its proposed segment footnote disclosures described above and included in Appendix A, which has been illustratively amended for the Staff’s reference.

•
We note that you present consolidated Adjusted EBIT Margin and consolidated Adjusted EBITDA Margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will include the most comparable GAAP measure, which for its segments is net earnings from continuing operations margin, with equal or greater prominence when adjusted EBIT margin and/or adjusted EBITDA margin are presented. As noted above, we believe net earnings from continuing operations margin is the most comparable GAAP measure, as opposed to net earnings margin which includes the net earnings of our discontinued operations without the corresponding net sales.

If you have any questions or comments regarding this response, please call the undersigned at 614-840-3355. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Patrick J. Kennedy

Patrick J. Kennedy,

Vice President - General Counsel and Secretary

Appendix A

The following table provides a reconciliation from net earnings from continuing operations, the most directly comparable GAAP financial measure, to adjusted EBITDA, for the each of the periods presented:

	Three Months Ended		Nine Months Ended
	February 29,	February 28,	February 29,	February 28,
(In thousands)	2024	2023	2024	2023
Net earnings from continuing operations (GAAP)	$22,000	$29,751	$66,763	$75,625
Interest expense, net	50	4,186	1,596	15,689
Income tax expense	18,471	7,391	34,041	20,709
EBIT (subtotal)	40,521	41,328	102,400	112,023
Corporate costs eliminated at Separation (1)	-	10,369	19,343	31,108
True-up of Level5 earnout accrual (2)	-	(1,050)	-	-
Impairment of long-lived assets	-	484	-	484
Restructuring and other income, net	698	823	704	(354)
Separation costs	2,999	2,305	12,465	3,572
Pension settlement charge (3)	8,103	-	8,103	4,774
Loss on investment in ArtiFlex (4)	-	300	-	16,059
Loss on extinguishment of debt (5)	-	-	1,534	-
Gain on sale of assets in equity income (6)	-	-	(2,780)	-
Adjusted EBIT (subtotal)	52,321	54,559	141,769	167,666
Depreciation and amortization	11,948	11,893	36,238	34,203
Stock-based compensation	2,602	3,764	9,822	10,419
Adjusted EBITDA (non-GAAP)	$66,871	$70,216	$187,829	$212,288

(1)
Reflects reductions in certain corporate overhead costs that no longer exist post-Separation. These costs were included in continuing operations as they represent general corporate overhead that was historically allocated to our former steel processing business but did not meet the requirements to be presented as discontinued operations.
(2)
Reflects a pre-tax benefit of $1,050 within SG&A expense to reverse the compensation expense accrued during the first six months of fiscal 2023 for anticipated payout under the first annual earnout opportunity associated with the Level5 acquisition.
(3)
Reflects pre-tax charges of $8,103 and $4,774 from separate pension lift-out transaction completed in February 2024 and August 2022, respectively, to transfer the pension benefit obligation under The Gerstenslager Company Bargaining Unit Employees’ Pension Plan to third-party insurance companies.
(4)
On August 3, 2022, we sold our 50% noncontrolling equity investment in ArtiFlex, resulting in a pre-tax loss of $16,059 in equity income related to the sale, including a loss of $300 for the settlement of final transaction costs related to the sale during the three months ended February 28, 2023.
(5)
Reflects a pre-tax loss of $1,534 realized in connection with the July 28, 2023, early redemption of the 2026 Notes. The loss resulted primarily from unamortized issuance costs and discount included in the carrying amount of the 2026 Notes and the acceleration of the remaining unamortized loss in equity related to a treasury lock derivative instrument executed in connection with the issuance of the 2026 Notes.
(6)
Reflects a gain of $2,780 associated with the divestiture of the Brazilian operations of Workhorse.

Appendix A

The following table provides a summary of adjusted EBITDA by reportable segment for each of the periods presented:

	Three Months Ended		Nine Months Ended
	February 29,	February 28,	February 29,	February 28,
(In thousands)	2024	2023	2024	2023
Consumer Products	$25,649	$21,100	$52,537	$67,846
Building Products	53,059	58,097	158,501	157,458
Sustainable Energy Solutions	(2,667)	212	(6,434)	2,932
Total adjusted EBITDA from reportable segments	76,041	79,409	204,604	228,236
Unallocated Corporate and Other	(9,170)	(9,193)	(16,775)	(15,948)
Total adjusted EBITDA	$66,871	$70,216	$187,829	$212,288